Letter Agreement

To:

Frank Funds

781 Crandon Blvd. Unit 602

Key Biscayne, FL 33149

Dear Sirs:

You have engaged us to act as the sole investment adviser to the Leigh Baldwin Total Return Fund (the “Fund”) pursuant to a Management Agreement dated as of June 17, 2008 (the “Agreement”).

From inception of the fund through October 31, 2024, we hereby contractually agree to waive management fees and/or reimburse the Fund for expenses it incurs, but only to the extent necessary to maintain the Fund’s total net annual operating expenses (exclusive of any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, underlying fund fees, 12b-1 fees and expenses or extraordinary expenses such as litigation) at 1.75% of its average daily net assets for that period.

Any waiver or reimbursement by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees.

Very truly yours, Leigh Baldwin & Company, LLC By: Print Name: Title:

Acceptance

The foregoing Agreement is hereby accepted.

Frank Funds By: /s/ Brian J. Frank Brian J. Frank, Secretary